September 5, 2024

Jayme Mendal
Chief Executive Officer, President and Director
EverQuote, Inc.
141 Portland Street
Cambridge, MA 02139

       Re: EverQuote, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 24, 2024
           File No. 001-38549
Dear Jayme Mendal:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program